Via Facsimile and U.S. Mail
Mail Stop 6010

December 4, 2006

Louis G. Lower, II
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715

Re: **Horace Mann Educators Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        File Number: 001-10890

Dear Mr. Lower:

        We have limited our review of your filing to the issues we have addressed in our
comments. In our comments, we ask you to provide us with additional information so we
may better understand your disclosures. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page F-2

Critical Accounting Policies, page F-5

Liabilities for Property and Casualty Claims and Claim Settlement Expenses, page F-5

1.   We believe your disclosure in the Critical Accounting Estimates section of
        MD&A regarding the estimation of the reserve for loss and loss adjustment
        expenses could be improved to better explain the judgments and uncertainties
        surrounding this estimate and the potential impact on your financial statements.
        We believe in order to meet the principal objectives of MD&A this disclosure

should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:
  1. Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
  2. Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods. Disclose the range of outcomes produced using these various methodologies.
  3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
  1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
  2. If adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your favorable development in 2005 and adverse development in 2003:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d. We note that you identify certain assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for each line of business. In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Deferred Policy Acquisition Costs and Value of Acquired insurance in Force and Interest-Sensitive Life Products, page F-7

2. You provide some sensitivity analysis for targeted market performance. We note in your disclosure that other factors could also have a material impact on the amortization of these assets. Please provide to us in disclosure type format a revised discussion that includes the reasonably likely impact that each of the factors you discuss as critical in your disclosure would have. Please note that such sensitivity should be based on the reasonably likely differences not arbitrarily selected deviations. Please explain to us what the "valuations of annuity deferred policy acquisition costs" discussed on page F-18 are and how they affected this estimate.

Liquidity and Financial Resources

Contractual Obligations, page F-23

3. Please provide to us a revised table of contractual obligations that includes all of the obligations listed separately in the three tables on pages F-23, F-24, and F-25. For the information in the table on page F-25, please include this information on a gross basis instead of the current net presentation.

Financial Statements – December 31, 2005

Consolidated Statements of Cash Flows, page F-39

4.   Please explain to us why you include "Net decrease in life policy account
        balances" within financing activities. Please provide us with the gross amounts
        and explain why it is appropriate to include this amount on a net basis instead of
        showing the gross increases and decreases separately.

Note 1 – Summary of Significant Accounting Policies, page F-40

Stock Based Compensation, page F-46

5.   Please provide to us in disclosure type format a discussion of the reasons for
        accelerating the vesting of all outstanding options during the year ended
        December 31, 2004 as discussed in the last paragraph of this section.

Note 3 – Property and Casualty Unpaid Claims and Claim Expenses, page F-54

6.   We note that your discussion here as well as in other portions of the documents
        makes references to the use an "independent actuarial consulting firm" in
        connection with your reserve balances. Please provide us with the name of the
        firm. Please confirm that if you reference an independent actuarial consulting
        firm in future filings that you will name the firm within the document.

Note 6 – Income Taxes, page F-63

7.   Please provide to us in disclosure type format a more detailed discussion of the
        issues that were involved in the favorable resolution of the contingent tax
        liabilities discussed at the bottom of page F-64. Include specifically the
        circumstances that resulted in the original recording of the contingencies and the
        issues that were settled in the current year.   Finally, please discuss whether any
        similar accruals exist related to other similar tax positions for periods that are still
        open with the IRS.

Note 14 – Unaudited Selected Quarterly Financial Data, page F-81

8.   Please provide to us in disclosure type format an explanation for the significantly
        lower net income/loss in the third quarter of each year presented compared to the
        other quarters. Also include why the revenues for the third quarter of 2005 were
        lower than all other quarters presented.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant